SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2006

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PRESS RELEASE

Petrobras’ Proved Reserves in 2005

(Rio de Janeiro, January 16, 2006). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces its proved reserves of oil, condensate and natural gas in Brazil and abroad for 2005, according to the Society of Petroleum Engineers – SPE and Security and Exchange Commission – SEC criteria.

Petrobras' Proved Reserves in Brazil:

On December 31st, 2005 the Proved Reserves of oil, condensate and natural gas in the fields under concession to Petrobras in Brazil amounted to 13.232 billion barrels of oil equivalent (boe) according to ANP/SPE Criteria.

Proved Reserves – SPE Criteria	Volume	%
Oil and Condensate (billion bbl)	11.364	86%
Natural Gas (billion m3 )	296,941	14%
Oil Equivalent (billion boe)	13.232	100%

During 2005, 0.882 billion boe were incorporated into Proved Reserves, with production over the same period amounting to 0.673 billion boe, as shown in the following table:

Proved Reserve Breakdown – SPE Criteria	Volume (billion boe)
A) Proved Reserves on December 31,2004	13.023
B) Incorporated as Proved Reserves in 2005	0.882
C) Accumulated Production in 2005	0.673
D) Annual Change (B - C)	0.209
E) Proved Reserves on December 31, 2005 (A + D)	13.232

For each barrel of oil equivalent extracted in 2005, 1.311 boe were incorporated into Proved Reserves, resulting in a Reserve Reposition Index (RRI) of 131.1% . According to SPE criteria, Petrobras' Reserve/Production (R/P) ratio in Brazil was 19.7 years.

The highlights, in terms of Proved Reserve incorporation were:

•
Discoveries in Exploratory Blocks: Papa-Terra, in the Campos Basin; Uruguá e Tambaú, in the Santos Basin; Canapu, in the Espírito Santos Basin – Offshore; Inhambu, in the Espírito Santos Basin – Onshore; Acauã, in the Rio Grande do Norte Basin; Anambé, in the Alagoas Basin – Onshore and Jandaia, in the Recôncavo Basin.

•
Discoveries in production field concession (Ring Fence): principally in the Albacora Leste in the Rio de Janeiro Exploration and Production Business Unit – UN-RIO, and Marlim e Albacora, in the Campos Basin Exploration and Production Business Unit – UN-BC.

•
Re-evaluations of existing fields, principally in the Roncador field in the Rio de Janeiro Exploration and Production Business Unit – UN-RIO, and Badejo (Siri Member), in the Campos Basin Exploration and Production Business Unit – UN-BC.

According to the SEC Criteria, Brazil's Proved Reserves at December 31 2005 amounted to 10.578 billion boe, representing a 0.1% increase over the estimates for the previous year (10.569 billion boe).

Proved Reserves – SEC Criteria	Volume	%
Oil and Condensate (billion bbl)	9.034	85
Natural Gas (billion m3 )	245.465	15
Oil Equivalent (billion boe)	10.578	100%

According to these criteria, 0.682 billion boe were incorporated into Proved Reserves during 2005, compared with production of 0.673 billion boe, resulting in a Reserve Reposition Index – RRI of 101.3% . In other words, for each 1 barrel of oil equivalent produced, 1.013 barrels were incorporated into Proved Reserves. Under the same criteria, the country's Reserve/Production (R/P) ratio was 15.7 years.

Proved Reserve Breakdown – SEC Criteria	Volume (billion boe)
A) Proved Reserves on December 31,2004	10.569
B) Incorporated as Proved Reserves in 2005	0.682
C) Accumulated Production in 2005	0.673
D) Annual Change (B - C)	0.009
E) Proved Reserves on December 31, 2005 (A + D)	10.578

The main discrepancies between the SEC and the ANP/SPE, are due to the differences between criteria employed (concession term and gas reserves with contracts not declared) and the non-booking to company accounts of projects in the initial stages of production development.

International Proved Reserves:

On December 31st, 2005 Proved Reserves of oil, condensate and natural gas, abroad, according to the SPE Criteria, were 1.681 billion boe.

Proved Reserves – SPE Criteria	Volume	%
Oil and Condensate (billion bbl )	0.955	57%
Natural Gas (billion m3 )	123.331	43%
Oil Equivalent (billion boe)	1.681	100%

During 2005, there was a reduction of about 10.2% in Proved Reserves, largely due to the reevaluation of reserves in Bolivia and Argentina, and the accumulated production of about 94 million boe in the period. The following table presents the principal factors contributing to the variation in Proved Reserves between 2004 and 2005.

Proved Reserve Breakdown – SPE Criteria	Volume (billion boe)
A) Proved Reserves on December 31,2004	1.872
B) Incorporated as Proved Reserves in 2005	(0.097)
C) Accumulated Production in 2005	0.094
D) Annual Change (B - C)	(0.191)
E) Proved Reserves on December 31, 2005 (A + D)	1.681

According to SPE criteria, international Reserve/Production (R/P) ratio was 17.8 years.

The oil, condensate and natural gas proved reserves, based on SEC Criteria, as at December 31st, 2005, were 1.197 billion boe. This volume represents a reduction of approximately 4.3% compared to the preceding year (1.251 billion boe).

Proved Reserves – SEC Criteria	Volume	%
Oil and Condensate (billion bbl )	0.682	57%
Natural Gas (billion m3 )	87.447	43%
Oil Equivalent (billion boe)	1.197	100%

According to this criteria, 0.040 billion boe were incorporated into Proved Reserves during 2005, compared with production of 0.094 billion boe, resulting in a Reserve Reposition Index – RRI of 42.5% . In other words, for each barrel of oil equivalent produced, 0.425 barrels were incorporated into Proved Reserves. Under the same criteria, the Reserve/Production (R/P) ratio was 12.7 years.

Proved Reserve Breakdown – SEC Criteria	Volume (billion boe)
A) Proved Reserves on December 31,2004	1.251
B) Incorporated as Proved Reserves in 2005	0.040
C) Accumulated Production in 2005	0.094
D) Annual Change (B - C)	(0.054)
E) Proved Reserves on December 31, 2005 (A + D)	1.197

The main reasons for the difference between SPE and SEC criteria are:

•	By SEC criteria only the gas volumes covered by natural gas sales contracts can be declared as proven reserves, and in Bolivia this excludes volumes of discovered gas still not commercialized.
•	In Nigeria, because of the current state of production development, only a part of total discovered volumes can be booked to the company reserves.

Petrobras’ Proved Reserves in 2005 (Brazil and International):

On December 31st, 2005 Petrobras' Proved Reserves of oil, condensate and natural gas amounted to 14.913 billion boe, as per the SPE Criteria, distributed as shown:

Proved Reserves – SPE Criteria	Volume (billion boe)%
Brazil	13.232	89%
International	1.681	11%
Total	14.913	100%

The volume of proved reserves in 2005 represents an increase of 0.13% over the previous year.

According to the SPE Criteria, 0,785 billion boe were incorporated into Proved Reserves in 2005 and 0.767 billion boe were produced, resulting in an increase of 0.018 billion boe in relation to 2004 proved reserves (14.895 billion boe). Consequently, for each barrel of oil equivalent produced during 2005, 1.023 barrels were incorporated into Proved Reserves, resulting in a Reserve Replacement Index – RRI of 102.3% . The Reserves/Production ratio (R/P) was 19.6 years.

Proved Reserve Breakdown – SPE Criteria	Volume (billion boe)
A) Proved Reserves on December 31,2004	14.895
B) Incorporated as Proved Reserves in 2005	0.785
C) Accumulated Production in 2005	0.767
D) Annual Change (B - C)	0.018
E) Proved Reserves on December 31, 2005 (A + D)	14.913

Proved reserves on December 31st, 2005 according to the SEC Criteria amounted to 11.775 boe, distributed as follows

Proved Reserves – SEC Criteria	Volume (billion boe)%
Brazil	10.578	90%
International	1.197	10%
Total	11.775	100%

According to the SEC Criteria, Proved Reserves decreased by 0.4% in 2005 compared with the previous year.

Proved Reserve Breakdown – SEC Criteria	Volume (billion boe)
A) Proved Reserves on December 31,2004	11.820
B) Incorporated as Proved Reserves in 2005	0.722
C) Accumulated Production in 2005	0.767
D) Annual Change (B - C)	(0.045)
E) Proved Reserves on December 31, 2005 (A + D)	11.775

According to the same criteria, 0.722 billion boe were incorporated into Proved Reserves during 2005, compared with production of 0.767 billion boe, resulting in a decrease of 0.045 billion boe in relation to 2004 proved reserves (11.820 billion boe). This corresponds to a Reserve Replacement Index – RRI of 94.13% or, in other words, for each barrel of oil equivalent produced during 2005, 0.941 barrels were incorporated into Proved Reserves. The Reserves/Production ratio (R/P) was 15.4 years.

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 2202-B
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 3224-9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 17, 2006

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.